EXHIBIT (a)(1)(xvii)

QUESTIONS AND ANSWERS

Participation in this offer involves a number of potential risks. You should carefully consider the risks described under the heading entitled “Risk Factors” in the Offer to Exchange. You should consider these risks and are encouraged to speak with an investment and tax advisor as necessary before deciding whether or not to request that we exchange your eligible options in this offer.

These Questions and Answers summarize the material terms of the Offer to Exchange and responds to some of the questions you may have regarding this offer. We urge you to read carefully the Offer to Exchange and its accompanying documents.

Q.1.	Why are we making this offer?
We are making this offer because a considerable number of the employees of Human Genome Sciences have Human Genome Sciences stock options with an exercise price of at least $35.00, which is significantly above the current and recent trading prices of our common stock.
These options were originally granted to provide employees with an equity interest in Human Genome Sciences, increasing our ability to attract and retain highly competent employees. Our hope is that re-aligning option prices with current stock prices will increase the value of these options, and renew the intended motivational and retention effect of the original awards. It is important to note, however, that the unpredictable nature of the stock market makes it impossible to guarantee that the new options will have a more favorable exercise price than the options you elect to tender.
Q.2.	How does this offer work?
The Exchange
If you are an eligible optionholder, you will have until 12:00 Midnight, Eastern Time, on July 12, 2004 (unless this offer is extended) to make a voluntary election to exchange eligible options for new options. Assuming all eligibility criteria are met, we will grant your new options six months and one day after the cancellation date of your tendered options. Subject to any adjustments for stock splits, stock dividends or similar events, new options will be calculated according to the table below:

Eligible Options Exercise Price
Greater Than or	Less Than or	Exchange Ratio
Equal To . . .	Equal To . . .	Cancelled to New
$35.00	$45.00	2.00 to 1
$45.01	$55.00	2.375 to 1
$55.01	$65.00	2.75 to 1
$65.01	$75.00	3.125 to 1
$75.01	And Above	3.5 to 1

The per-share exercise price of the new options will equal the last sale price of our common stock as reported by the Nasdaq National Market on the date the new options are granted.
If you want to tender any of your eligible options, you must tender all outstanding options under that particular option grant. This means that you may not tender only a portion of an eligible option grant. However, if you have more than one outstanding eligible option grant, you may tender all of the options under a grant and choose not to tender the options subject to a different grant. As a condition to your tender, you must agree to cancel any options that you received since December 13, 2003.
Vesting
The new options will vest as follows:
– 1/4th of the shares six months after the new options are granted
– 1/24th of the shares monthly thereafter
This means that your new options will be fully vested and exercisable 24 months after they are granted, regardless of the vesting schedule that was applicable to the tendered options. The above vesting schedule will apply regardless of whether the tendered options were fully or partially vested. Your vesting and exercise rights are contingent upon continued employment through the applicable vesting date.

Confirmation
If you choose to exchange eligible options, and the options are accepted by us for exchange, you will receive a rights letter promptly after the expiration of this offer. The rights letter will confirm that your options have been accepted for exchange and cancelled, and will summarize the offer, including the number of shares of our common stock your new options will entitle you to purchase.

Q.3.	Must I participate in this offer?
No. Participation is completely voluntary.
Q.4.	How should I decide whether or not to exchange my eligible options for the new options?
We understand that this will be a challenging decision. This offer does carry considerable risk, and there are no guarantees of our future stock performance or the price of our common stock on the new option grant date. Depending on the market price of our common stock, you may benefit more from holding your eligible options than by exchanging them for new options. We advise you to consult with your financial advisor regarding the potential benefits of holding your options at different market prices for our common stock. Please review the risks described under the heading entitled “Risk Factors” in the Offer to Exchange.
Q.5.	Do Human Genome Sciences’ officers and directors think it is a good idea for employees to participate in this offer?
Although our Compensation Committee has approved this offer, neither we nor our officers, Compensation Committee or Board of Directors make any recommendation as to whether or not you should tender your eligible options for exchange. You must make your own decision whether to tender eligible options.
Q.6.	Why don’t you simply reprice the eligible options?
In a “repricing,” the exercise price of outstanding options would be reset to the current market price of our common stock, without the issuance of new options. Repricing of outstanding options results in “variable” accounting for the affected options, which could reduce our reported earnings for each fiscal quarter that any repriced options remained outstanding. This could have a negative effect on our stock price performance and would be unfavorable to the Company and its stockholders.
Q.7.	Why can’t you just grant eligible optionholders more options?
There are a large number of outstanding Human Genome Sciences stock options with an exercise price of at least $35.00 per share, so a grant of additional options, without a corresponding cancellation of existing options, would significantly increase the potential dilution of our outstanding securities.
Q.8.	What options are eligible for exchange in this offer?
Human Genome Sciences stock options which have an exercise price of at least $35.00 per share.
Q.9.	Can I exchange options that I have already fully exercised?
No. This offer applies only to outstanding eligible options — an option grant that has been fully exercised is no longer outstanding.
Q.10.	Can I exchange the remaining portion of an eligible option grant that I have already partially exercised?
Yes.
Q.11.	Can I exchange both vested and unvested options?
Yes. You can exchange eligible options whether they are vested or unvested. See Question 2 for information on the vesting schedule that will apply to new options.
Q.12.	Who is eligible to participate in this offer?
You will be eligible to participate if you are a Human Genome Sciences employee now, you continue to be an employee through the date the new options are granted, and you have outstanding options priced at or above $35.00 per share. Retirees, members of our board of directors and the six executive officers are not eligible to participate.

Q.13.	What if I am on an authorized leave of absence on the date of this offer or on the date the new options are granted?
Any eligible employee who is on an authorized leave of absence will be able to participate in this offer. If you tender your options and you are on an authorized leave on the new option grant date, you will be entitled to a grant of new options on that date (as long as eligibility requirements are still met).
Q.14.	What if my employment with Human Genome Sciences ends before my new options are granted?
If you participate in this offer, but you cease being an employee of Human Genome Sciences for any reason, voluntarily or involuntarily, you will not receive any new options, and you will not have a right to any of your eligible options that were cancelled.
However, if you participate in this offer, and cease being an employee of Human Genome Sciences prior to the expiration of this offer, your tendered eligible options will not be accepted for cancellation and you will retain your eligible options with their current terms and conditions.
Participation in this offer does not confer upon you the right to remain an employee of Human Genome Sciences. The terms of your employment with us remain unchanged. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain in the employ of Human Genome Sciences until the new option grant date. If you voluntarily terminate your employment with us, or if we terminate your employment for any reason, before the grant of the new options, you will lose all rights to receive any new options and your surrendered options will not be returned to you.
Q.15.	What happens if I tender my eligible options, they are accepted and cancelled in this offer, and I die after the expiration date of this offer but before the new option grant date?
If you participate in this offer, and die after the expiration of this offer and prior to the new option grant date, neither your estate nor your beneficiaries will receive a grant of new options, nor will they be able to reclaim the eligible options that were accepted and cancelled.
However, if you die prior to the expiration of this offer, we will not accept your eligible options for cancellation and your estate or beneficiaries will retain your eligible options with their current terms and conditions.
Q.16.	What happens if I tender my eligible options and Human Genome Sciences is later subject to a change of control, such as a merger?
The new options will include the same vesting acceleration provisions, if any, as the cancelled eligible options they replace. A change of control of Human Genome Sciences that occurs after the new option grant date would be subject to those provisions.
If we undergo a change of control, such as a merger, prior to the new option grant date, it would be our intent to negotiate the terms of that change of control so that you could receive options to purchase securities of the acquirer. However, we have the right to take any actions we deem necessary or appropriate to complete a transaction that our Board of Directors believes is in the best interests of Human Genome Sciences and its stockholders. This could result in your not being granted any new options. In that event, you would not be entitled to any consideration, and you would not receive your cancelled eligible options back.

Q.17.	Are there other circumstances under which I would not be granted new options even after I have tendered my eligible options and they are cancelled, and even if I continue to be otherwise eligible to receive new options?
It is possible that even if we accept your tendered options, we will not issue new options to you if we are prohibited by applicable law or regulations from doing so. We will use all reasonable efforts to avoid such prohibition.
Q.18.	What are the conditions of this offer?
This offer is not conditional upon a minimum number of options being tendered or a minimum number of optionholders participating. However, this offer is subject to a number of other conditions with regard to events that could occur prior to the expiration of this offer. These events include a change in accounting principles, a lawsuit challenging this offer, or a third-party tender offer for our common stock or other acquisition proposal. These and the other conditions are more fully described in Section 6 (“Conditions of this Offer”) of the Offer to Exchange. Once this offer has expired and the tendered options have been accepted and cancelled in this offer, the conditions will no longer apply, even if the specified events occur during the period between the expiration date and the new option grant date. We reserve the right to extend, postpone or amend this offer.
Q.19.	What will the terms of the new options be following the exchange?
The new options will have substantially the same terms and conditions as the eligible options cancelled in this offer, except for the exercise price, vesting, and the number of underlying shares of common stock. The new options will be granted under the 2000 Stock Incentive Plan, except as set forth above, and will have substantially the same terms as your current options. See Questions 20 through 24 and Section 8 (“Source and Amount of Considerations; Terms of New Options”) of the Offer to Exchange for more information.
Q.20.	How many new options will I receive in exchange for my tendered eligible options?
Provided you continue to be eligible to receive new options, the number of new options you receive will be determined by the table explained in Question 2. New options for fractional shares will not be granted. Instead, we will round down to the nearest whole number of shares.
Q.21.	What will be the per-share exercise price of the new options?
The per-share exercise price of the new options will be the last sale price of our common stock as reported by the Nasdaq National Market on the new option grant date. We cannot predict the exercise price of the new options. Because we will not grant new options until six months and one day after the date we cancel the eligible options accepted for exchange, it is possible that the new options will have a higher exercise price than your eligible options that are cancelled in this offer, and therefore your new options could be worth less than your eligible options. We recommend that you obtain current market quotations for our common stock before deciding whether to tender your eligible options. See Section 7 (“Price Range of Common Stock”) of the Offer to Exchange for information concerning our historical common stock price.
Q.22.	When will my new options expire?
Your new options will have a term equal to the remaining term of the eligible options they replace.
Q.23.	Will my new options be incentive stock options or nonqualified stock options?
All new options will be incentive stock options to the fullest extent permitted under Section 422 of the Internal Revenue Code. Please refer to Question 31 and Section 13 (“Material Tax Consequences”) of the Offer to Exchange for more information. Depending on the value of the options you will receive and have previously received, your new options may be all incentive stock options, all nonqualified stock options or a combination.
Q.24	Can you give me a hypothetical example of how this offer to exchange is expected to work?
The following are hypothetical examples.
Example 1
If you elect to exchange 100 eligible stock options granted at an exercise price of $40.00, your new options will be exercisable for 50 shares (100 divided by 2) of our common stock at the new exercise price.
Example 2
If you elect to exchange 1,020 eligible stock options granted at an exercise price of $70.00, your new options will be exercisable for 326 shares (1,020 divided by 3.125 and then rounded down) of our common stock at the new exercise price.

All new options will be granted under our 2000 Stock Incentive Plan, and, except for the exercise price, vesting and the number of underlying shares of common stock, will have substantially the same terms as your current options.
Q.25.	If I participate in this offer, when will I be granted new options?
We will grant the new options six months and one day after the date we cancel the eligible options accepted for exchange. If we cancel properly tendered eligible options on July 13, 2004, which is the day following the scheduled expiration date of this offer, the replacement grant will be made on January 14, 2005.
Q.26.	Why won’t I receive my new options immediately after the expiration of this offer?
If we were to grant the new options on any date that is earlier than six months and one day after the date we cancel the eligible options accepted for exchange, and the new options had an exercise price that was lower than the exercise price of the cancelled eligible options, we would be required to employ what is called “variable” accounting, which, as described above, is an unfavorable accounting treatment for financial reporting purposes. This could reduce our reported earnings for each fiscal quarter that the new options remain outstanding, which could have a negative effect on our stock price.
Q.27.	If I participate in this offer, will my year-end 2004 performance stock option award be affected?
In order to avoid variable accounting, we will have to wait six months and one day after the date we cancel the eligible options accepted for exchange to award any new stock option grants. This means that any year-end 2004 performance stock options could not be awarded in December as they usually are, but would be awarded in January at the earliest. However, all year-end performance stock options will be awarded on the same date whether or not you elect to participate in this offer.
Q.28.	If I participate in this offer, will I still be eligible to receive other option grants?
We intend to continue to review the option grants of all employees from time to time as part of our normal compensation program. As a result of those reviews, you could receive additional options. In addition, if you are promoted before January 2005, any promotion stock options will not be awarded until after the new option grant date.
Q.29.	Will I have to pay taxes if I exchange my eligible options in this offer?
We strongly recommend that you consult with your own tax advisor to determine the tax consequences of tendering options pursuant to this offer. See Section 13 (“Material Tax Consequences”) of the Offer to Exchange for more information. If you exchange your eligible options for new options, we believe you will not be required under current law to recognize income for U.S. federal income tax purposes at the time we accept tendered options for exchange. We believe that the exchange will be treated as a non-taxable exchange. Also, at the date of grant of the new options, we believe that you will not be required under current law to recognize income for U.S. federal income tax purposes.
Q.30.	What happens if, after the new option grant date, my options end up “underwater” again?
This is a one-time offer and is not expected to be offered again in the future. Your eligible options are currently valid for 10 years from the date of initial grant, and your new options will have the same expiration date as the eligible options they replace. Before the applicable new option grant date, our shares could increase in value, and the exercise price of the new options could be higher than the exercise price of eligible options cancelled as part of this offer. We can provide no assurance as to the possible price of our common stock at any time in the future.
Q.31.	What happens to options that are not eligible for exchange, or that I choose not to tender, or that are not accepted for exchange in this offer?
This offer will have no effect on those options that are not eligible options or on eligible options which you choose not to tender, or on eligible options which are not accepted for exchange in this offer. However, if you elect to participate in the exchange, you must agree to cancel your recent options.
Q.32.	If I tender eligible options in this offer, am I giving up my rights to them?
Yes. When you tender your eligible options and we accept them for exchange, those options will be cancelled and you will no longer have any rights to them, even if for any of the reasons listed above you become ineligible to receive the new options in exchange for the cancelled options. You will also give up your rights to any recent options that you may have received.
Q33.	Why do you have to cancel options granted on or after December 13, 2003, if you choose to participate?
Under current accounting rules, options that we granted during the six-month period before this offer to exchange commenced could be viewed as “replacement” options for the cancelled grants. As such, Financial Accounting Standards Board rules would require unfavorable accounting treatment for these replacement option grants. See Section 11 (“Status of Options

Acquired by Us in this Offer; Accounting Consequences of this Offer”) of the Offer to Exchange.
If you are an employee and received an option grant on or after December 13, 2003, and you choose to participate in the exchange because you hold options with an exercise price above $35.00, you must agree to cancel your recent options as a condition to participating in the exchange. Accounting rules prohibit us from making any guarantees of or communicating our intention with respect to future options grants, until at least six months and one day after the expiration of this offer. Further, under the terms of the 2000 Stock Incentive Plan, any options that may be granted in the future must have an exercise price of at least the fair market value of the underlying shares on the date of grant.
Q.34.	How long do I have to decide whether to participate in this offer?
You have until 12:00 Midnight, Eastern Time, on July 12, 2004, to tender your options in this offer. We do not currently intend to extend this deadline, but if it is extended for any reason, we will notify you via e-mail.
Q.35.	How do I tender my eligible options for exchange?
If you are an eligible optionholder on such date, you may tender your eligible options at any time before this offer expires at 12:00 Midnight, Eastern Time, on July 12, 2004.
To validly tender your eligible options, you must deliver a properly completed Election Form and any other documents required by the Election Form to the attention of Dawn Yager, Associate Director of Compensation and Benefits, by hand, by interoffice mail, by facsimile ((301) 517-8830), or by regular or overnight mail (Human Genome Sciences, Inc., 14200 Shady Grove Road, Rockville, MD 20850-7464, Attention: Dawn Yager). Your eligible options will not be considered tendered until we receive the Election Form. We must receive your properly completed and signed Election Form by 12:00 Midnight, Eastern Time, on July 12, 2004. If you miss this deadline, you will not be permitted to participate in this offer. We will only accept delivery of the signed Election Form by hand, by interoffice mail, by facsimile, by regular or overnight mail. Delivery by e-mail or other electronic means will NOT be accepted. The method of delivery is at your option and risk. You are responsible for making sure that the Election Form is delivered to the person indicated above. You must allow for delivery time based on the method of delivery that you choose to ensure we receive your Election Form on time.
Q.36.	When and how can I withdraw previously tendered eligible options?
You may withdraw your tendered eligible options at any time before this offer expires at 12:00 Midnight, Eastern Time, on July 12, 2004. If we extend this offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of this offer. If the offer has expired and we have not accepted your tendered options for exchange, then you have the further right to withdraw your tendered options beginning after the 40th business day following the commencement of this offer, which is August 10, 2004. If you want to withdraw any of your tendered eligible options, you must withdraw all of them.
To validly withdraw tendered eligible options, you must deliver a properly completed and duly executed Notice of Withdrawal to the attention of Dawn Yager, Associate Director of Compensation and Benefits, by hand, by interoffice mail, by facsimile ((301) 517-8830), or by regular or overnight mail (Human Genome Sciences, Inc., 14200 Shady Grove Road, Rockville, MD 20850-7464, Attention: Dawn Yager). Your tendered eligible options will not be considered withdrawn until we receive your Notice of Withdrawal. We must receive your properly completed and signed Notice of Withdrawal by 12:00 Midnight, Eastern Time, on July 12, 2004. If you miss this deadline but remain an employee of Human Genome Sciences, any previously tendered eligible options will be cancelled and exchanged pursuant to this offer. We will only accept delivery of the signed Notice of Withdrawal by hand, by interoffice mail, by facsimile, by regular or overnight mail. Delivery by e-mail or other electronic means will NOT be accepted. The method of delivery is at your option and risk. You are responsible for making sure that the Notice of Withdrawal is delivered to the person indicated above. You must allow for delivery time based on the method of delivery that you choose to ensure we receive your Notice of Withdrawal on time.
Q.37.	When will I receive my new option grant?
We expect that you will receive your new option grant approximately two weeks after the new option grant date.
Q.38.	How will I know whether you have received my Election Form?
We will send you an e-mail to confirm receipt of your Election Form shortly after we receive it. However, it is your responsibility to ensure that we receive your Election Form or Notice of Withdrawal, as applicable, prior to the appropriate deadline.

Q.39.	What will happen if I do not return my Election Form by the deadline, or if I elect not to tender my eligible options for exchange in this offer?
If you do not turn in your Election Form by the deadline, then all eligible options held by you will remain intact at their original exercise price and on their original terms. If you prefer not to tender any of your eligible options for exchange in this offer, you do not need to return any forms to us.
Q.40.	Where can I get information regarding my existing options or if I have any questions regarding this offer, or if I need additional copies of the Offer to Exchange or any documents attached thereto or referred to therein?
If you have any questions regarding your existing options, first log on to the Charles Schwab website (http://www.schwab.com/optioncenter) and review your account. If you have any questions regarding this option exchange program, please direct them to Option_Exchange@hgsi.com, and they will be answered via e-mail.